# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### December 12, 2014

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

**Durata Therapeutics, Inc.**

**File No. 001-35599 -- CF# 31769**

_____

Durata Therapeutics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 7, 2014

Based on representations by Durata Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.2 | through July 29, 2024 |
| Exhibit 10.3 | through July 29, 2024 |
| Exhibit 10.4 | through June 12, 2017 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Brent J. Fields
Secretary